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RICHARD HOROWITZ

richard.horowitz@dechert.com
+1 212 698 3525 Direct
+1 212 698 8452 Fax

November 23, 2020

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:    Ms. Deborah O’Neal

Re:      Altegris KKR Commitments Master Fund (the “Company”)

  Schedule 14A

Dear Ms. O’Neal:

We are writing in response to comments you provided telephonically to Dechert LLP, counsel to the Company, on October 21, 2020 with respect to the Registrant’s preliminary proxy statement filed on Schedule 14A (the “Preliminary Proxy”) on October 15, 2020. On behalf of the Registrant, we have summarized your comments below and provided the Registrant’s responses immediately thereafter.

1.	Comment: Please revise the discussion of Proposal 1 and Proposal 2 to ensure that all information required by Item 22(c) has been included in the proxy statement.

Response: The disclosure has been revised accordingly.

2.	Comment: Please consider including a step-by-step description and guidance regarding how to access the meeting materials and vote virtually.

Response: The disclosure has been revised accordingly.

3.	Comment: Please attach the proxy card to your response letter.

Response: We have attached the draft proxy card to this response letter.

4.	Comment: Please include a discussion of the vote required to approve Proposal 4 in the Q&A on page 4.

Response: The disclosure has been revised accordingly.

5.

Comment: On page 5, the disclosure states that iCapital RF Adviser has agreed to pay all costs associated with the solicitation of proxies for the Special Meeting. If true, please confirm supplementally that the adviser will not be entitled to recoup these costs.

Response: We hereby confirm that iCapital RF Adviser will not be entitled to recoup the costs associated with the solicitation of proxies for the Special Meeting.

6.

Comment: In the second paragraph under “Information Regarding iCapital,” please revise the discussion to clarify that KKR Alternative Holdings does not control iCapital RF Adviser from a 1940 Act perspective.

Response: The disclosure has been revised accordingly.

7.

Comment: On page 9, the disclosure notes that an “affiliate of KKR will own a de minimis interest in iCapital Network.” Please consider clarifying this statement in light of the disclosure on the prior page that KKR “owns economically less than 25% of iCapital RF Adviser.”

Response: We have clarified the disclosure to make it clear that KKR, directly and indirectly, owns economically less than 25% of iCapital RF Adviser.

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Should you have any questions or comments, please contact the undersigned at 212.698.3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

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